Exhibit 12.2
Computation of Ratios of Earnings (Loss) to Fixed Charges and Preference Securities Dividends
(Unaudited)

	Six Months Ended
	June 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
EARNINGS (LOSS)
Earnings (loss) from continuing operations before cumulative effect of accounting principal	$(5,198,725)	$(66,470,816)	$(104,373,921)	$(55,817,767)	$(37,635)	$(4,205,830)	$(2,516,838)

Add fixed charges	2,219,695	1,906,805	3,756,581	3,456,092	3,575,001	1,141,268	67,689

Earnings (loss) available for fixed charges and preferred dividends	$(2,979,030)	$(64,564,011)	$(100,617,340)	$(52,361,675)	$3,537,366	$(3,064,562)	$(2,449,149)

FIXED CHARGES
Interest cost, amortization of debt costs and capitalized interest and preferred dividends	$2,478,811	$2,416,150	$4,822,861	$4,192,201	$4,066,515	1,738,628	$386,564

Ratio of earnings (loss) to fixed charges and preferred dividends	(1)	(27)	(21)	(12)	1	(2)	(7)